Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 5

Date of Original Offering Circular: May 4, 2018

November 6, 2019

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	411 Highland Cross Property Owner LP
Type of Entity	Limited Partnership
State of Formation	Texas
Address of Project Entity	9050 North Capital of Texas Highway Suite 320 Austin, TX 78759
Description of Project Entity’s Real Estate Project	● Multifamily property ● 236 units ● Currently 89.0% occupied ● Rental range: $660 to $1,070
Location of Project	411 Highland Cross Drive Houston, TX 77073
Purchase Price	$11,700,000 on 11/14/2016
Total Project Cost	$14,750,000
Proposed Financing (Subject to Change and Satisfaction of Contingencies)

●         $9,700,000 first mortgage loan 4/6/2017

●         3-year term, 2 (Two) 1-Year Extension Options

●         Interest Only

●         Greater of 5.25% or 465 bps spread above 30-day LIBOR rate; Interest Rate Cap of 3.25% in place

●         $97,500 commitment fee

●         Guaranteed

●         Prepayment penalty present

Nature of Company’s Interest in Project Entity	Limited partnership interest
Amount of Actual or Anticipated Investment	$350,000.00
Fees and Compensation to Sponsor	Acquisition, Asset Management, Construction Management, Property Management, Utility Billing
Distributions to Sponsor	In accordance with waterfall provisions in Limited Partnership Agreement